SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

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For the month of october 2005

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Press Release

Thomson’s Third Quarter 2005 Sales

  Core Business revenues reached €1,495 million, or a 1% increase at constant currency
  Strong performance in Services and Technology Divisions
  Systems & Equipment lower, given high 3Q 04 baseline and slower rollouts
  TV tubes disposal completed
  Strong Q4 revenues expected but full-year objectives revised downwards

Paris, October 14, 2005 – The Board of Thomson (Euronext Paris: 18453, NYSE:TMS) met on October 12, 2005, under the Chairmanship of Frank Dangeard, to review revenues for the quarter ending September 30, 2005.

Group revenues for the third quarter 2005 are broken down for analysis purposes between the three Media & Entertainment Divisions - Services, Systems & Equipment and Technology, which are collectively termed “Thomson Core” - and Thomson’s Displays & CE Partnerships activity (“Non -Core”). Revenues are presented according to IFRS unless stated. Accordingly, the table below sets out our revenues on a reported basis , as well as adjusted for currency movements.

Third-quarter unaudited consolidated 2005 sales

In € million and %	3Q 05	3Q 05 at constant	3Q 04	% change at
	actual	currency		constant currency

Services	645	644	574	+12%
Systems & Equipment	724	718	788	-9%
Technology	116	116	101	+15%
Others	9	9	7	n/m

THOMSON CORE	1,495	1,486	1,469	+1%

Non-Core (1)	47	47	380(1)
THOMSON GROUP(1)	1,542	1,533	1,849	n/m

(1)3Q 04 Non-Core and total Thomson Group sales are stated as reported and do not take into account any adjustment for changes in perimeter in the Non-Core activities. Displays sales from third quarter 2005 relating to operations disposed of to Videocon during 2005 are not included above and will be reflected only in the net result for discontinued operations in the full-year results.

Commenting on the third-quarter sales, Frank Dangeard, Chairman & CEO of Thomson, stated:

“ In the third quarter, the Group has worked hard to mitigate the volatile market environment facing the Systems & Equipment Division. The Services and Technology Divisions performed well. We expect a strong fourth quarter as the Services Division continues on its trend and the Systems & Equipment Division returns to growth. Our new business activities are growing ahead of our expectations, off-setting slower growth in other parts of the Group. Despite the revision of our full-year 2005 objectives, the strategic elements in the Group's Two-Year Plan - disposal of non-core businesses, customer wins, investments in technologies and expansion of new activities - have been achieved, or are on track ."

Third quarter 2005 Thomson Core sales highlights

Thomson Core businesses reported net sales for the third quarter 2005 of €1,495 million (third quarter 2004, €1,469 million). Currency movements increased Core Business sales during the quarter by €9 million. Sales excluding currency movements were therefore €1,486 million, an increase of 1% year-on-year.

Sales grew strongly in the Services and Technology Divisions, while sales in the Systems & Equipment Division were slower given the high third-quarter 2004 baseline and slower rollouts.

Perimeter effects from 2005 acquisitions added €45 million to net sales during the quarter. 2004 acquisitions which affect third-quarter comparisons added €25 million to third-quarter 2005 sales. All these acquisitions showed strong growth over their prior year (pre-acquisition) revenues – in line with Thomson’s objective to acquire businesses in high-growth areas.

Sales of Thomson Core businesses for the first three quarters of 2005 totalled €4,255 million (at the 2004 perimeter excluding 2005 acquisitions and currency movements) representing year-on-year growth of 6%.

Outlook

Thomson expects a strong fourth-quarter revenue performance, given the pipeline of business in Services and a return to growth in Systems & Equipment. We currently expect total year-on-year revenue growth (including 2005 acquisitions) in the 9-10% range for the Core Business in the fourth quarter (at constant currency).

For the full year 2005, the Group expects total growth including 2005 acquisitions in the 8-9% range for its Core Business (at constant currency). The acquisitions made during 2005 are running ahead of plan and are expected to contribute over 2 percentage points to sales growth. Full-year growth at the 2004 perimeter is therefore expected to fall short of the Group’s original objective for the year.

The Group will continue its 2005 priority of investing in research, development, new products and services to drive growth in 2006 and beyond. We currently expect the 2005 full-year Core Business IFRS EBIT margins to be around 9%. There are no changes to Thomson’s expectations for free cash flow generation in 2004-2006 (€1.2 to 1.5 billion cumulative).

The performance of the Core businesses in the third quarter, including notably customer wins and the performance of our new businesses activities, leads us to confirm the strategic progress towards fulfillment of our Two-Year Plan.

Divisional review

Services

After a decline in the previous quarter, Services returned to growth. Third-quarter 2005 revenues reached €645 million (third quarter 2004, €574 million). Currency movements increased sales during the quarter by €1 million. Sales excluding currency movements grew by 12% year-on-year.

The acquisition of PRN was completed at the end of August, contributing revenues of €12 million to Services in the quarter. Perimeter effects from 2004 acquisitions, with the addition of The Moving Picture Company and Corinthian TV, added €25 million to the net sales of Services during the quarter.

There was an improved release slate in Film and DVD after a weak second quarter and new customer wins, most notably the recently signed multi-year contract for Film, DVD and Post-Production services with The Weinstein Company. There was also promising organic growth in digital and electronic -driven businesses.

  Post-Production services had a good quarter of organic growth, both in terms of underlying growth and in The Moving Picture Company (following its acquisition in the fourth quarter of 2004). Examples of titles contributing to the quarter were Chicken Little and Jungle Book in digital intermediates and visual effects for The Poseidon Adventure. Further geographic expansion of these services is planned.
  The Services Division continued to focus on developing its Games offering, covering replication, distribution and post-production, including design visuals and audio mixing, recording and editing services on several games for Sony, Atari, Epic, and Midway.
  In DVD and Film services volumes and revenues grew strongly year-on-year. DVD volumes grew by 64 million units to 365 million units, or 21% year-on-year growth. This was particularly satisfying in a quarter with relatively few “blockbuster” film releases and reflects the breadth of Thomson’s DVD and Film services operations, with strong contributions from non-film content, most notably TV programs such as Lost, Desperate Housewives and Oprah in the US. There was a continuing focus on developing new customers, most significantly The Weinstein Company.

  Key titles in DVD were Tarzan II, Cinderella and Gladiator in Europe and War of the Worlds, Madagascar and Star Wars III in the U.S - the latter representing a significant “creative out” win, reflecting the high quality of our service offering.

  In Film, footage returned to growth, increasing year-on-year by 5% to reach 1.4 billion feet. Key titles in the quarter were Charlie and the Chocolate Factory, Dukes of Hazzard, The Island and Just Like Heaven in the U.S.

  VHS duplication continued to decline sharply, falling 73% year-on-year to approximately 10 million units. The ratio of DVD to VHS units replicated by Thomson is now 97%/3% versus 90%/10% a year ago.
  Network Operations Services and Electronic Content Distribution Services continued to progress, showing high organic growth and closing the PRN acquisition in the high growth area of in-store advertising networks/digital signage. The rollout of the SkyArc digital advertising network management system continued, with the number of screens equipped rising to 941 by the end of the quarter. The Group currently runs seven network operations centers worldwide.

Systems & Equipment

The revenues of Systems & Equipment were lower in the quarter, as a result of the high third-quarter 2004 baseline comparison and slower product/service rollouts in the industry. Third-quarter 2005 revenues reached €724 million (third quarter 2004, €788 million). Currency movements increased sales during the quarter by €6 million. Sales excluding currency movements thus fell by 9% year-on-year.

Perimeter effects due notably to the acquisition in 2005 of Inventel and Cirpack added €32 million to net sales during the quarter. The division continued to develop new customers, such as Austar, Starhub, Enertel and UPC.

  Broadcast & Networks (“Grass Valley”) showed strong organic growth and a good book to bill ratio in the quarter, ending the period with increased order backlog. The business gained market share, notably in the systems integration area, and initial orders for the Turbo server aimed at the ProAV (professional audio-video) market were promising. The business is positioned for further growth with the well-received launch of new products, such as the Infinity Series™ range at the International Broadcasting Convention.
  Access Platforms & Gateways shipped 2.7 million decoders (vs. 3.6 million in the third quarter 2004). The high 2004 baseline resulted from the significant increase in the level of business following the signature of the long-term supply contract with DIRECTV in June 2004. In third quarter 2005 the Group maintained its worldwide leadership in most of AP&G’s lines of business. However, slower than expected rollouts of new products by industry players in satellite, cable and triple -play held back revenue development. These products are expected to be key drivers of 2006 revenues. In the Telco area of the business, sales of basic DSL modems were weak but this was compensated by growth in double -play products which have integrated DSL modems, particularly the Inventel Livebox. The continuing ramp-up of the latter and the recently launched AOL Box are expected to drive further growth in this area of the business, confirming the rationale for the acquisition of Inventel in this high-growth segment. Cirpack is also showing post-acquisition growth.
  Connectivity: Actions to improve both short and longer term performance of the Audio/Video part of the business are starting to take effect but Connectivity still showed a year-on-year decline in the quarter. Synergies between Connectivity and the rest of the Systems & Equipment Division remain a key area of focus.

Technology

Third-quarter 2005 revenues of the Technology Division increased by 15% year-on-year to €116 million (third-quarter 2004, €101 million). Currency movements had no net effect on sales during the quarter.

  Licensing revenues in the third quarter 2005 were €95 million (third-quarter 2004, €78 million), an increase of 23% year-on-year. Revenues were above expectations, thanks to a strong performance in digital programs, such as MPEG-2 and DVD, and successes in renewing older licensing programs, notably in emerging markets. At the end of the quarter Thomson had over 800 licensing contracts outstanding, generated from its portfolio of approximately 45,000 patents across more than 20 licensing programs. Around 60% of licensing revenues for the quarter were generated from digital licensing programs. Development work continues on new licensing programs, for example digital TV.

  Software & Silicon Solutions: The other businesses in the Technology Division continued to progress, with particular emphasis on developing future opportunities for the generation of external revenues from IC design and on the finalization of a comprehensive offering around watermarking and content security.

Non-Core

Third-quarter 2005 revenues of the Displays & CE Partnerships activity were €47 million. Due to perimeter changes, these revenues are not comparable with the prior year. The disposal of Thomson’s worldwide cathode ray tube production, sales and R&D sites and activities to the Indian Group Videocon, announced in July 2005, was closed on September 30, 2005. Third-quarter 2005 sales relating to these businesses are not included in reported Non-Core sales and will be reflected only in the net result for discontinued operations in the full-year results. The arrangements with TTE covering sales agency services and sub-contract manufacturing were renegotiated during the quarter.

Financing

During the quarter Thomson completed the renegotiation of its €1.75 billion syndicated loan facility, at lower cost and with no financial covenants. The Group also raised €500 million through the issue of hybrid debt securit ies. The share buyback program continued and, adjusted for shares used or reserved for the Inventel/Cirpack acquisitions and to cover options, there remained €174 million of the announced €400 million program to be utilized.

******

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	marie -vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net

APPENDIX

Thomson Core 2005 YTD Revenues at 2004 perimeter

(€m)	Q1 05	Q2 05	Q3 05	9 months	Act. vs LY

Thomson Core-as reported	1,354	1,421	1,495	4,270

Forex & hedge impact	-44	-21	9	-56

2005 acquisitions	0	26	45	70

= 2005 baseline	1,397	1,416	1,442	4,255	+6%

(€m)	Q1 04	Q2 04	Q3 04	9 months

Thomson Core-as reported	1,217	1,334	1,469	4,019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14 th, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer